Room 4561
						June 23, 2005



Mr. David G. Mazzella
President and Chief Executive Officer
Veramark Technologies, Inc.
3750 Monroe Avenue
Pittsford, NY 14534

Re:	Veramark Technologies, Inc.
	Form 10-K for Fiscal Year December 31, 2004
	Filed March 28, 2005
	File No. 000-13898


Dear Mr. Mazzella:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended December 31, 2004

Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant
Accounting
Policies

Revenue Recognition, page 36

1. Explain to us how you considered the disclosure requirements of paragraph 12 of APB 22. In this regard, we note that you have not specifically disclosed how you determine when each of your revenue recognition criteria has been met in order to recognize revenue and your policy does not appear to address whether persuasive evidence of an arrangement exists. We further note that you refer to the acceptance of your product, but do not appear to describe these provisions in sufficient detail to clearly explain the nature of the provisions and their affect on your revenue recognition.

2. Your disclosure indicates that you estimate the value of post-contract support by reference to published price lists which "generally represent the price in which a customer could purchase renewal contracts for such services." Explain to us how this represents vendor-specific objective evidence of fair value as defined by paragraph 10 of SOP 97-2. As part of your response, describe the specific circumstances under which the renewal price for
PCS differs from your published price lists.

3. Tell us more about your software customization services referred to on page 6 and the other services described in your revenue recognition policy. Describe the nature of these services and indicate whether these are offered as part of multiple-element arrangements. If these services are offered as part of multiple-element arrangements, explain to us how you have concluded that the services should be accounted for separately. Refer to paragraphs 7 and 63 to 71 of SOP 97-2 for further guidance.

4. Tell us more about the services offered by your outsourcing team that you indicate are "hosted." Describe these services and the material terms of the related arrangements. Explain how you recognize these revenues and support your policy by referring to the applicable accounting literature. In addition, indicate how your current revenue recognition policy disclosures address these services.

5. We note that you use resellers to sell certain products. Tell us about your revenue recognition policies for transactions with resellers, distributors or others who are not end-users. In this regard, describe any return, price protection, rotation or similar rights you offer. Explain how your revenue recognition policy disclosures reflect any such rights.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Mark Kronforst, Review Accountant at (202) 551-3451 or me at
(202) 551-3730 if you have questions regarding these comments.

Sincerely,



      Craig Wilson
							Senior Assistant Chief
Accountant
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Mr. David G. Mazzella
Veramark Technologies, Inc.
June 23, 2005
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